Exhibit 99.2
Execution Copy
SECURITIES PURCHASE AGREEMENT
     SECURITIES PURCHASE AGREEMENT (the “Agreement”), dated as of October 21, 2010, by and among LJ International Inc., a company incorporated under the laws of the British Virgin Islands, with headquarters located at Unit #12, 12/F, Block A, Focal Industrial Centre, 21 Man Lok Street, Hung Hom, Kowloon, Hong Kong (the “Company”), Enzo Jewelry Inc., a wholly-owned subsidiary of the Company incorporated under the laws of the British Virgin Islands, with headquarters located at Unit #12, 12/F, Block A, Focal Industrial Centre, 21 Man Lok Street, Hung Hom, Kowloon, Hong Kong (“ENZO”) and the investors listed on the Schedule of Buyers attached hereto (individually, a “Buyer” and collectively, the “Buyers”).
     WHEREAS:
     A. The Company and each Buyer desire to enter into this transaction to purchase the Purchased Shares (as defined below) set forth herein pursuant to a currently effective shelf registration statement on Form F-3, which has at least $20,000,000 in unallocated securities registered thereunder (Registration Number 333-152452) (the “Shelf Registration Statement”), which Shelf Registration Statement has been declared effective in accordance with the Securities Act of 1933, as amended (the “1933 Act”), by the United States Securities and Exchange Commission (the “SEC”).
     B. The Company and each Buyer desire to enter into this transaction to purchase the Warrants (as defined below) in reliance upon the exemption from securities registration afforded by Section 4(2) of the 1933 Act, and Rule 506 of Regulation D (“Regulation D”) as promulgated by the SEC under the 1933 Act.
     C. Each Buyer wishes to purchase, and, upon the terms and conditions stated in this Agreement, (i) the Company wishes to sell that aggregate number of shares of common stock, par value $0.01 per share, of the Company (the “Common Stock”), set forth opposite such Buyer’s name in column (3) on the Schedule of Buyers (which aggregate amount for all Buyers together shall be 4,000,000 shares of Common Stock and shall collectively be referred to herein as the “Purchased Shares”), and (ii) ENZO wishes to sell a warrant (“Warrant”, and which warrants for all Buyers together shall collectively be referred to herein as the “Warrants”) representing the right to acquire a number of shares of common stock, par value $1.00 per share (the “ENZO Common Stock”), of ENZO equal to 4.25% of the outstanding equity of ENZO, on a fully diluted basis, determined at the time the Warrant becomes exercisable in accordance with its terms (the “Share Quantity”), in substantially the form attached hereto as Exhibit A (as exercised, collectively, the “Warrant Shares”).
     D. The Warrants and the Warrant Shares are collectively referred to herein as the “Warrant Securities”. The Purchased Shares and the Warrant Securities are collectively referred to herein as the “Securities”.
     NOW, THEREFORE, the Company, ENZO and each Buyer hereby agree as follows:

     1. PURCHASE AND SALE OF PURCHASED SHARES AND WARRANTS.
          (a) Purchase of Purchased Shares and Warrants. Subject to the satisfaction (or waiver) of the conditions set forth in Sections 6 and 7 below, (i) the Company shall issue and sell to each Buyer, and each Buyer severally, but not jointly, agrees to purchase from the Company on the Closing Date (as defined below) the number of Purchased Shares as is set forth opposite such Buyer’s name in column (3) on the Schedule of Buyers and (ii) ENZO shall issue and sell to each Buyer, and each Buyer severally, but not jointly, agrees to purchase from ENZO on the Closing Date, a Warrant to acquire its pro rata portion of the Share Quantity of ENZO Common Stock in accordance with the terms of the Warrant (the “Closing”). The Closing shall occur on the Closing Date at the offices of Schulte Roth & Zabel LLP, 919 Third Avenue, New York, New York 10022.
          (b) Purchase Price. The purchase price for each Purchased Share and related Warrant to be purchased by each Buyer at the Closing shall be $3.25 (the “Purchase Price”).
          (c) Closing Date. The date and time of the Closing (the “Closing Date”) shall be 10:00 a.m., New York City Time, on the third Business Day after execution and delivery of this Agreement, after notification of satisfaction (or waiver) of the conditions to the Closing set forth in Sections 6 and 7 below (or such other date as is mutually agreed to by the Company and each Buyer). As used herein, “Business Day” means any day other than Saturday, Sunday or other day on which commercial banks in The City of New York or the Hong Kong Special Administrative Region are authorized or required by law to remain closed.
          (d) Form of Payment. On the Closing Date, (i) each Buyer shall pay its Purchase Price to the Company for the Purchased Shares and Warrants to be issued and sold to such Buyer at the Closing, by wire transfer of immediately available funds in accordance with the Company’s written wire instructions, and (ii) (A) the Company shall cause Computershare Trust Company, Inc., the Company’s transfer agent (the “Transfer Agent”) through the Depository Trust Company (“DTC”) Fast Automated Securities Transfer Program, to credit such aggregate number of Purchased Shares that such Buyer is purchasing as is set forth opposite such Buyer’s name in column (3) of the Schedule of Buyers to such Buyer’s or its designee’s balance account with DTC through its Deposit Withdrawal Agent Commission system and (B) ENZO shall deliver to each Buyer a Warrant pursuant to which such Buyer shall have the right to acquire its pro rata portion of the Share Quantity of ENZO Common Stock in accordance with the terms of the Warrant, duly executed on behalf of ENZO and registered in the name of such Buyer.
     2. REPRESENTATIONS AND WARRANTIES OF EACH BUYER.
          Each Buyer represents and warrants with respect to only itself that:
          (a) Organization; Authority. Such Buyer is an entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization with the requisite power and authority to enter into and to consummate the transactions contemplated by the applicable Transaction Documents (as defined below) and otherwise to carry out its obligations thereunder. The execution, delivery and performance by such Buyer of the transactions contemplated by this Agreement has been duly authorized by all necessary action on the part of such Buyer. This Agreement has been duly executed by such Buyer, and when delivered by such Buyer in accordance with the terms hereof, will constitute the valid and legally binding obligation of such Buyer, enforceable against it in accordance with its terms, except (a) as such enforceability may be limited by bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally, (b) as enforceability of any indemnification and contribution provisions may be limited under the federal and state securities laws and public policy, and (c) that the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.
          (b) No Conflicts. The execution, delivery and performance by such Buyer of this Agreement and the consummation by such Buyer of the transactions contemplated hereby will not (i) result in a violation of the organizational documents of such Buyer or (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which such Buyer is a party, or (iii) result in a violation of any law, rule, regulation, order, judgment or decree applicable to such Buyer, except in the case of clauses (ii) and (iii) above, for such conflicts, defaults, rights or violations which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of such Buyer to perform its obligations hereunder.
          (c) No Public Sale or Distribution. Such Buyer (i) is acquiring the Warrants, and (ii) upon exercise of the Warrants will acquire the Warrant Shares issuable upon exercise of the Warrants, for its own account and not with a view towards, or for resale in connection with, the public sale or distribution thereof, except (A) in connection with a Change of Control (as such term is defined in the Warrant), or (B) pursuant to sales registered or exempted under the 1933 Act, including, without limitation, sales in connection with a Hong Kong Initial Public Offering (as defined below); provided, however, that by making the representations herein, such Buyer does not agree to hold any of the Warrant Securities for any minimum or other specific term and reserves the right to dispose of the Warrant Securities at any time in accordance with or pursuant to a registration statement or an exemption under the 1933 Act. Such Buyer is acquiring the Warrant Securities hereunder in the ordinary course of its business. Such Buyer does not presently have any agreement or understanding, directly or indirectly, with any Person to distribute any of the Warrant Securities. For purposes of this Agreement, the term “Hong Kong Initial Public Offering” means the first public offering of any class of securities of ENZO pursuant to a listing with the Hong Kong Stock Exchange provided that the market valuation of ENZO upon completion of the offering and valued at the public offering price of the ENZO Common Stock is equal to or greater than US$300,000,000; the term “Other Jurisdiction Initial Public Offering” means the first public offering of any class of securities of ENZO conducted on the Principal Market, the London Stock Exchange, the NASDAQ Capital Market or another internationally recognized securities exchange but in a jurisdiction other than Hong Kong, provided that the market valuation of ENZO upon completion of the offering and valued at the public offering price of the ENZO Common Stock is equal to or greater than US$300,000,000; and the term “Initial Public Offering” means collectively a Hong Kong Initial Public Offering and an Other Jurisdiction Initial Public Offering.

          (d) Accredited Investor Status. Such Buyer is an “accredited investor” as that term is defined in Rule 501(a) of Regulation D.
          (e) Reliance on Exemptions. Such Buyer understands that the Warrant Securities are being offered and sold to it in reliance on specific exemptions from the registration requirements of United States federal and state securities laws and that each of the Company and ENZO are relying in part upon the truth and accuracy of, and such Buyer’s compliance with, the representations, warranties, agreements, acknowledgments and understandings of such Buyer set forth herein in order to determine the availability of such exemptions and the eligibility of such Buyer to acquire the Warrant Securities.
          (f) Transfer or Resale. Such Buyer understands that: (i) the Warrant Securities have not been and are not being registered under the 1933 Act or any state securities laws, and, except in the event an Initial Public Offering or a Change of Control (as such term is defined in the Warrant), may not be offered for sale, sold, assigned or transferred unless (A) subsequently registered thereunder, (B) such Buyer shall have delivered to ENZO an opinion of counsel, in a generally acceptable form, to the effect that such Warrant Securities to be sold, assigned or transferred may be sold, assigned or transferred pursuant to an exemption from such registration, (C) such Buyer provides ENZO with reasonable assurance that such Warrant Securities can be sold, assigned or transferred pursuant to Rule 144 or Rule 144A promulgated under the 1933 Act, as amended (or a successor rule thereto) (collectively, “Rule 144”) or Regulation S under the 1933 Act, or (D) pursuant to a private placement or other exemption permitted under applicable law; (ii) any sale of the Warrant Securities made in reliance on Rule 144 may be made only in accordance with the terms of Rule 144 and further, if Rule 144 is not applicable, any resale of the Warrant Securities under circumstances in which the seller (or the Person (as defined in Section 3(e)) through whom the sale is made) may be deemed to be an underwriter (as that term is defined in the 1933 Act) may require compliance with some other exemption under the 1933 Act or the rules and regulations (the “Rules and Regulations”) of the SEC promulgated thereunder; and (iii) neither the Company, ENZO nor any other Person is under any obligation to register the Warrant Securities under the 1933 Act or any state securities laws or to comply with the terms and conditions of any exemption thereunder. The Warrant Securities may be pledged in connection with a bona fide margin account or other loan or financing arrangement secured by the Warrant Securities and such pledge of Warrant Securities shall not be deemed to be a transfer, sale or assignment of the Warrant Securities hereunder, and no Buyer effecting a pledge of Warrant Securities shall be required to provide the Company or ENZO with any notice thereof or otherwise make any delivery to the Company or ENZO pursuant to this Agreement or any other Transaction Document (as defined in 3(c)), including, without limitation, this Section 2(f).
          (g) Legends. Such Buyer understands that the certificates or other instruments representing the Warrants, except as set forth below, shall bear any legend as required by the “blue sky” laws of any state and a restrictive legend in substantially the following form (and a stop-transfer order may be placed against transfer of such stock certificates):
NEITHER THE ISSUANCE AND SALE OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE NOR THE

SECURITIES INTO WHICH THESE SECURITIES ARE EXERCISABLE HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS. THE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED (I) IN THE ABSENCE OF (A) AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND APPLICABLE STATE SECURITIES LAWS, OR (B) AN OPINION OF COUNSEL, IN A GENERALLY ACCEPTABLE FORM, THAT REGISTRATION IS NOT REQUIRED UNDER SAID ACT AND APPLICABLE STATE SECURITIES LAWS, (II) UNLESS SOLD PURSUANT TO RULE 144 OR RULE 144A UNDER SAID ACT OR (III) UNLESS SOLD IN AN OFFSHORE TRANSACTION COMPLYING WITH REGULATION S UNDER THE SAID ACT. NOTWITHSTANDING THE FOREGOING, THE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN OR FINANCING ARRANGEMENT SECURED BY THE SECURITIES.
The legend set forth above shall be removed and ENZO shall issue a certificate without such legend to the holder of the Warrant Securities upon which it is stamped, if, unless otherwise required by state securities laws, (i) such Warrant Securities are registered for resale under the 1933 Act, (ii) in connection with a sale, assignment or other transfer, such holder provides ENZO with an opinion of counsel, in a generally acceptable form, to the effect that such legend is not required under applicable requirements of the 1933 Act, (iii) such holder provides ENZO with reasonable assurance that the Warrant Securities can be sold, assigned or transferred pursuant to Rule 144, or (iv) such legend is not required under applicable law.
          (h) Residency. Such Buyer is a resident of that jurisdiction specified below its address on the Schedule of Buyers.
          Each of the Company and ENZO acknowledges and agrees that each Buyer does not make or has not made any representations or warranties with respect to the transactions contemplated hereby other than those specifically set forth in this Section 2.
     3. REPRESENTATIONS AND WARRANTIES OF THE COMPANY AND ENZO.
     Each of the Company and ENZO hereby makes the following representations and warranties to each Buyer, although in the case of ENZO representations and warranties are only made to the extent applicable to ENZO (including as applicable to ENZO by virtue of its being a Subsidiary and a Significant Subsidiary):
          (a) Shelf Registration Statement. The Shelf Registration Statement with respect to the Purchased Shares has been prepared by the Company in conformity in all material respects with the requirements of the 1933 Act and the Rules and Regulations and has been filed with the SEC. The Company and the transactions contemplated by this Agreement meet the requirements and comply with the conditions for the use of Form F-3. The Shelf Registration Statement meets the requirements of Rule 415(a)(1)(x) under the 1933 Act and complies in all material respects with said rule. Copies of such registration statement, including any amendments thereto, the base prospectus (meeting in all material respects the requirements of the Rules and Regulations) contained therein and the exhibits, financial statements and schedules, as finally amended and revised, have heretofore been delivered by the Company to the Buyers. Such Shelf Registration Statement, together with any registration statement filed by the Company pursuant to Rule 462(b) under the 1933 Act, is herein referred to as the “Shelf Registration Statement”, which shall be deemed to include all information omitted therefrom in reliance upon Rules 430A, 430B or 430C under the 1933 Act and contained in the Prospectus referred to below. The Shelf Registration Statement has become effective under the 1933 Act and no post-effective amendment to the Shelf Registration Statement has been filed as of the date of this Agreement. The term “Prospectus” as used in this Agreement means the form of base prospectus together with the final prospectus supplement relating to the Purchased Shares (the “Prospectus Supplement”) first filed with the SEC pursuant to and within the time limits described in Rule 424(b) under the 1933 Act. Any preliminary prospectus relating to the Purchased Shares prior to the date hereof, if any, is referred to as a “Preliminary Prospectus”. Any reference herein to the Shelf Registration Statement, any Preliminary Prospectus or the Prospectus or to any amendment or supplement to any of the foregoing documents shall be deemed to refer to and include any documents incorporated by reference therein, and, in the case of any reference herein to the Prospectus, also shall be deemed to include any documents incorporated by reference therein, and any supplements or amendments thereto, filed with the SEC after the date of filing of the Prospectus Supplement under Rule 424(b) under the 1933 Act and prior to the termination of the offering of the Purchased Shares.
          (b) Prospectus.
               (i) As of the Applicable Time (as defined below) and as of the Closing Date, the Statutory Prospectus (as defined below), did not include nor will include any untrue statement of a material fact and did not omit nor will omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The Company has not written, published, distributed, sent or otherwise disseminated any Issuer Free Writing Prospectus (as defined below).
               (ii) As used in this subsection and elsewhere in this Agreement:
                    (1) “Applicable Time” means 5:30 p.m. (New York time) on the date of this Agreement or such other time as agreed to by the Company and the Buyers.
                    (2) “Statutory Prospectus” as of any time means the Preliminary Prospectus relating to the Purchased Shares that is included in the Shelf Registration Statement immediately prior to that time.

                    (3) “Issuer Free Writing Prospectus” means any “issuer free writing prospectus,” as defined in Rule 433 under the 1933 Act, relating to the Purchased Shares in the form filed or required to be filed with the SEC or, if not required to be filed, in the form retained in the Company’s records pursuant to Rule 433(g) under the 1933 Act.
          (c) Organization and Qualification. Each of the Company and each Significant Subsidiary (as defined below) is an entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization (as applicable), with the requisite power and authority to own and use its properties and assets and to carry on its business as currently conducted. Neither the Company nor any Significant Subsidiary is in violation of any of the provisions of its respective certificate or articles of incorporation, bylaws or other organizational or charter documents. Each of the Company and each Subsidiary is duly qualified to conduct business and is in good standing as a foreign corporation or other entity in each jurisdiction in which the nature of the business conducted or property owned by it makes such qualification necessary, except where the failure to be so qualified or in good standing, as the case may be, could not, individually or in the aggregate, have or reasonably be expected to result in (i) an adverse effect on the legality, validity or enforceability of any Transaction Document, (ii) a material and adverse effect on the results of operations, assets, prospects, business or financial condition of the Company and the Subsidiaries, taken as a whole, or (iii) an adverse impairment to the Company or ENZO’s ability to perform on a timely basis its obligations under any Transaction Document (as defined below) to which it is a party (any of (i), (ii) or (iii), a “Material Adverse Effect”). As used in this Agreement, “Subsidiary” means any entity (i) of which the Company directly or indirectly owns, securities or other equity interests representing 50% or more of the aggregate voting power or (ii) of which the Company possesses the right to designate or elect, or has designated, 50% or more of the directors or Persons holding similar positions. Schedule 3(dd) sets forth all of the Significant Subsidiaries (which for purposes of this Agreement has the meaning ascribed to such term in Regulation S-X under the Securities Exchange Act of 1934, as amended (the “1934 Act”)) of the Company (the “Significant Subsidiaries”).
          (d) Authorization; Enforcement. Each of the Company and ENZO has the requisite corporate power and authority to enter into and to consummate the transactions contemplated by each of this Agreement, the Warrants and any other documents or agreements executed in connection with the transactions contemplated hereunder (collectively, the “Transaction Documents”) to which it is a party and otherwise to carry out its obligations hereunder and thereunder and to issue the Securities in accordance with the terms hereof and thereof. The execution and delivery of each of the Transaction Documents by the Company and ENZO, as applicable, and the consummation by it of the transactions contemplated hereby and thereby, including, without limitation, the issuance of the Purchased Shares and the Warrants and the reservation for issuance of the Warrant Shares issuable upon exercise of the Warrants, have been duly authorized by all necessary action on the part of the Company and ENZO, as applicable, and no further action is required by the Company or ENZO, or their respective Board of Directors or stockholders in connection herewith and therewith. Each Transaction Document has been (or upon delivery will have been) duly executed by the Company and ENZO, as applicable, and, when delivered in accordance with the terms hereof, will constitute the valid and binding obligation of the Company and ENZO enforceable against them in accordance with such document’s terms, except (a) as such enforceability may be limited by bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally, (b) as enforceability of any indemnification and contribution provisions may be limited under the federal and state securities laws and public policy, and (c) that the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.
          (e) No Conflicts. The execution, delivery and performance by the Company and ENZO of each of the Transaction Documents by the Company and ENZO to which it is respectively a party and the consummation by the Company and ENZO of the transactions contemplated hereby and thereby (including, without limitation, the issuance of the Purchased Shares and the Warrants and reservation for issuance of the Warrant Shares) do not and will not (i) conflict with or violate any provision of the Company’s or any Significant Subsidiary’s certificate or articles of incorporation, any certificate of designations, preferences and rights of any outstanding series of preferred stock, bylaws or other organizational or charter documents, board resolutions or joint venture contract or (ii) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation (with or without notice, lapse of time or both) of, any agreement, credit facility, debt or other instrument (evidencing a Company or Subsidiary debt or otherwise) or other understanding to which the Company or any Subsidiary is a party or by which any property or asset of the Company or any Subsidiary is bound or affected, or (iii) result in a violation of any law, rule, regulation, order, judgment, injunction, decree, business license or other restriction of any court or governmental authority to which the Company or a Subsidiary is subject (including federal and state securities laws, regulations of whichever of the New York Stock Exchange, Inc., the NYSE Amex, the NASDAQ Global Select Market, or the NASDAQ Global Market (the “Principal Market”) and applicable laws of the People’s Republic of China (“China”)) that the Common Stock is listed or quoted for trading on the date in question (any of the foregoing, a “Trading Market”), or by which any property or asset of the Company or a Subsidiary is bound or affected; except in the case of each of clauses (ii) and (iii), such as could not, individually or in the aggregate, have or reasonably be expected to result in a Material Adverse Effect.
          (f) Filings, Consents and Approvals. Neither the Company nor any Significant Subsidiary is required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration (collectively, “Consents”) with, any Person in connection with the execution, delivery and performance by the Company of the Transaction Documents and the consummation of the transactions contemplated thereby, other than (i) the filing with the SEC of the Prospectus Supplement supplementing the base prospectus forming part of the Shelf Registration Statement, (ii) the application(s) to the Principal Market for the listing of the Purchased Shares for trading thereon in the time and manner required thereby, (iii) all filings required pursuant to Section 4(g) hereof, and (iv) those Consents that have been obtained prior to the date hereof. As used in this Agreement, “Person” means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization, any other entity and a government or any department or agency thereof, including in China.

          (g) Issuance of the Securities. The Purchased Shares and Warrants are duly authorized and, upon issuance in accordance with the terms hereof, will be duly and validly issued, fully paid and nonassessable, free from all taxes, and free and clear of any and all liens, charges, encumbrances, security interests, rights of first refusal or other restrictions of any kind (“Liens”) with respect to the issue thereof. The Warrant Shares have been duly authorized and, when issued and paid for in accordance with the Warrants , will be duly and validly issued, fully paid and nonassessable, free and clear of all taxes, Liens and charges with respect to the issue thereof. ENZO has reserved from its duly authorized capital stock the maximum number of Warrant Shares issuable pursuant to the Warrants in order to issue the full number of Warrant Shares as are or may become issuable in accordance with the terms of the Warrants. The issuance by the Company of the Purchased Shares has been registered under the 1933 Act, the Purchased Shares are being issued pursuant to the Shelf Registration Statement and all of the Purchased Shares are freely transferable and tradable by the Buyers without restriction. The Company has not received any notice that the SEC has issued or intends to issue a stop-order with respect to the Shelf Registration Statement or that the SEC otherwise has suspended or withdrawn the effectiveness of the Shelf Registration Statement, either temporarily or permanently, or intends or has threatened in writing to do so. The “Plan of Distribution” section of the Shelf Registration Statement permits the issuance and sale of the Purchased Shares hereunder. Upon receipt of the Purchased Shares, the Warrants and Warrant Shares, the Buyers will have good and marketable title to such Purchased Shares, Warrants and Warrant Shares.
          (h) Capitalization. The number of shares and type of all authorized, issued and outstanding capital stock of the Company and ENZO is set forth in Schedule 3(h). All outstanding shares of capital stock of the Company and ENZO are duly authorized, validly issued, fully paid and nonassessable and have been issued in compliance with all applicable securities laws. Except as set forth in Schedule 3(h), no securities of the Company or ENZO are entitled to preemptive or similar rights, and no Person has any right of first refusal, preemptive right, right of participation, or any similar right to participate in the transactions contemplated by the Transaction Documents. Except as a result of the purchase and sale of the Securities and except as disclosed in Schedule 3(h), there are no outstanding options, warrants, scrip rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities, rights or obligations convertible into or exchangeable for, or giving any Person any right to subscribe for or acquire, any shares of Common Stock or ENZO Common Stock, or contracts, commitments, understandings or arrangements by which the Company or any Significant Subsidiary is or may become bound to issue additional shares of Common Stock or ENZO Common Stock, or securities or rights convertible or exchangeable into shares of Common Stock or ENZO Common Stock. Except as set forth in Schedule 3(h), the issue and sale of the Securities will not, immediately or with the passage of time, obligate the Company or ENZO to issue shares of Common Stock or ENZO Common Stock, respectively, or other securities to any Person (other than the Buyers) and will not result in a right of any holder of Company or ENZO securities to adjust the exercise, conversion, exchange or reset price of such securities.
          (i) SEC Reports; Financial Statements. The Company has filed all reports required to be filed by it under the 1933 Act and the 1934 Act, including pursuant to Section 13(a) or 15(d) thereof, for the two (2) years preceding the date hereof (or such shorter period as the Company was required by law to file such reports) (the foregoing materials being collectively referred to herein as the “SEC Reports” and, together with the Schedules to this Agreement, the “Disclosure Materials”) on a timely basis or has received a valid extension of such time of filing and has filed any such SEC Reports prior to the expiration of any such extension. The Company has delivered to the Buyers a copy of all SEC Reports not available on the EDGAR system. As of their respective dates, the SEC Reports complied in all material respects with the requirements of the 1933 Act and the 1934 Act and the rules and regulations of the SEC promulgated thereunder, and none of the SEC Reports, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The Company is in compliance with any and all applicable requirements of the Sarbanes-Oxley Act of 2002 that are effective as of the date hereof, and any and all applicable rules and regulations promulgated by the SEC thereunder that are effective as of the date hereof. The financial statements of the Company included in the SEC Reports comply in all material respects with applicable accounting requirements and the rules and regulations of the SEC with respect thereto as in effect at the time of filing. Such financial statements have been prepared in accordance with United States generally accepted accounting principles applied on a consistent basis during the periods involved (“GAAP”), except as may be otherwise specified in such financial statements or the notes thereto, and fairly present in all material respects the financial position of the Company and its consolidated Subsidiaries as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, immaterial, year-end audit adjustments.
          (j) Material Changes. Since the date of the latest audited financial statements included within the SEC Reports, (i) there has been no event, occurrence or development that has had or that could reasonably be expected to result in a Material Adverse Effect, (ii) the Company has not incurred any liabilities (contingent or otherwise) other than (A) trade payables and accrued expenses incurred in the ordinary course of business consistent with past practice and (B) liabilities not required to be reflected in the Company’s financial statements pursuant to GAAP or required to be disclosed in filings made with the SEC, (iii) the Company has not altered its method of accounting or the identity of its auditors, (iv) the Company has not declared or made any dividend or distribution of cash or other property to its stockholders or purchased, redeemed or made any agreements to purchase or redeem any shares of its capital stock, (v) the Company has not issued any equity securities to any officer, director or any Person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a Person, as such terms are used in and construed under Rule 144 (an “Affiliate”), except pursuant to existing Company stock option plans, (vi) the Company has not sold any assets, individually or in the aggregate, in excess of $250,000 outside of the ordinary course of business or (vii) the Company has not had capital expenditures, individually or in the aggregate, in excess of $250,000 outside of the ordinary course of business. The Company does not have pending before the SEC any request for confidential treatment of information.
          (k) Litigation. There is no action, suit, inquiry, notice of violation, proceeding or investigation pending or, to the knowledge of the Company, threatened against or affecting the Company, any Subsidiary or any of their respective properties before or by any court, arbitrator, governmental or administrative agency or regulatory authority (federal, state, county, local or foreign) which (i) adversely affects or challenges the legality, validity or enforceability of any of the Transaction Documents or the Securities or (ii) could, if there were an unfavorable decision, individually or in the aggregate, have or reasonably be expected to result in a Material Adverse Effect. During the two (2) years preceding the date hereof, or, to the knowledge of the Company at any time prior thereto, neither the Company nor any Significant Subsidiary, nor any director or officer thereof, is or has been the subject of any claim, action or proceeding involving a claim of violation of or liability under federal, state or foreign securities laws or a claim of breach of fiduciary duty nor has any director or officer engaged in any criminal activity, except in each case as set forth in the SEC Reports. There has not been, and to the knowledge of the Company, there is not pending or contemplated, any investigation by the SEC involving the Company or any current or former director or officer of the Company.
          (l) Compliance. Neither the Company nor any Subsidiary (i) is in default under or in violation of (and no event has occurred that has not been waived that, with notice or lapse of time or both, would result in a default by the Company or any Subsidiary under), nor has the Company or any Subsidiary received notice of a claim that it is in default under or that it is in violation of, any indenture, loan or credit agreement or any other agreement or instrument to which it is a party or by which it or any of its properties is bound (whether or not such default or violation has been waived), (ii) is in violation of any order of any court, arbitrator, governmental body, or regulatory or self-regulatory authority or (iii) is or has been in violation of any statute, rule or regulation of any governmental authority, including without limitation all foreign, federal, state and local laws relating to taxes, environmental protection, occupational health and safety, product quality and safety and employment and labor matters, except in each case as could not, individually or in the aggregate, have or reasonably be expected to result in a Material Adverse Effect.
          (m) Regulatory Permits. The Company and the Subsidiaries possess all certificates, authorizations, governmental approvals, business licenses and permits issued by the appropriate United States federal, state and local or Chinese and other relevant foreign regulatory authorities necessary to conduct their respective businesses as described in the SEC Reports, except where the failure to possess such approvals, business licenses, certificates, authorizations or permits would not, individually or in the aggregate, have or reasonably be expected to result in a Material Adverse Effect (“Material Permits”), and neither the Company nor any Subsidiary has received any notice of proceedings relating to the revocation or modification of any Material Permit.
          (n) Title to Assets. Except as disclosed in Schedule 3(n), the Company and the Significant Subsidiaries have good and marketable title in fee simple to all real property owned by them that is material to their respective businesses and good and marketable title in all personal property owned by them that is material to their respective businesses, in each case free and clear of all Liens, except for Liens as do not materially affect the value of such property and do not materially interfere with the use made and proposed to be made of such property by the Company and the Significant Subsidiaries. Any real property and facilities held under lease by the Company and the Significant Subsidiaries or used in its business are held by them under valid, subsisting and enforceable leases and land use certificates, as the case may be, of which the Company and the Significant Subsidiaries are in compliance.

          (o) Patents and Trademarks. The Company and the Subsidiaries have, or have rights to use, all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, licenses and other similar rights that are necessary or material for use in connection with their respective businesses as described in the SEC Reports and which the failure to so have could, individually or in the aggregate, have or reasonably be expected to result in a Material Adverse Effect (collectively, the “Intellectual Property Rights”). All of the Company’s Intellectual Property Rights and relevant applications therefor have been duly registered by the China Patent and Trademark Office, or the equivalent offices of non-US jurisdictions, and have been properly maintained in accordance with applicable law in China and such other jurisdictions. None of the Intellectual Property Rights has expired, terminated or been abandoned, or is expected to expire or terminate or be abandoned within two (2) years from the date of this Agreement. Neither the Company nor any Subsidiary has received since the date of the latest audited financial statements included within the SEC Reports, a written notice of a claim or otherwise has any knowledge that the Intellectual Property Rights violate or infringe upon the rights of any Person, except as would not have a Material Adverse Effect. To the knowledge of the Company, all such Intellectual Property Rights are enforceable. There is no claim, action or proceeding being made or brought, or to the knowledge of the Company, being threatened, against the Company or its Significant Subsidiaries regarding its Intellectual Property Rights.
          (p) Insurance. The Company and the Significant Subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as are prudent and customary in the businesses in which the Company and the Significant Subsidiaries are engaged. Neither the Company nor any Significant Subsidiary has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business without a significant increase in cost, except for cost increases being experienced by public companies in similar businesses and risk categories.
          (q) Foreign Corrupt Practices. Neither the Company nor any director, officer or employee of the Company or any of its Subsidiaries associated with or, in the course of its actions for, or on behalf of, the Company or any of its Subsidiaries (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expenses relating to political activity; (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds; (iii) violated or is in violation of any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended; or (iv) made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any foreign or domestic government official or employee.
          (r) Transactions With Affiliates and Employees. Except as set forth in the SEC Reports filed at least ten (10) days prior to the date hereof, none of the officers or directors of the Company and, to the knowledge of the Company, none of the employees of the Company is presently a party to any transaction with the Company or any Significant Subsidiary (other than for services as employees, officers and directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any officer, director or such employee or, to the knowledge of the Company, any entity in which any officer, director, or any such employee has a substantial interest or is an officer, director, trustee or partner.
          (s) Tax Status. The Company and each of its Significant Subsidiaries (i) has made or filed all United States federal and state income and all other China and other required foreign tax returns, reports and declarations required by any jurisdiction to which it is subject, (ii) has paid all taxes and other governmental assessments and charges that are material in amount, shown or determined to be due on such returns, reports and declarations, except those being contested in good faith and (iii) has set aside on its books provision reasonably adequate for the payment of all material taxes for periods subsequent to the periods to which such returns, reports or declarations apply. There are no unpaid taxes in any material amount claimed to be due by the taxing authority of any jurisdiction, and the officers of the Company or any Significant Subsidiary know of no basis for any such claim.
          (t) Internal Accounting Controls. The Company and the Significant Subsidiaries maintain a system of internal accounting controls which the audit committee of the board of directors reasonably believes is sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.
          (u) Solvency. Based on the financial condition of the Company as of the date hereof and as of the Closing Date, (i) the Company’s fair saleable value of its assets exceeds the amount that will be required to be paid on or in respect of the Company’s existing debts and other liabilities (including known contingent liabilities) as they mature; (ii) the Company’s assets do not constitute unreasonably small capital to carry on its business for the current fiscal year as now conducted and as proposed to be conducted including its capital needs taking into account the particular capital requirements of the business conducted by the Company, and projected capital requirements and capital availability thereof; and (iii) the current cash flow of the Company, together with the proceeds the Company would receive, were it to liquidate all of its assets, after taking into account all anticipated uses of the cash, would be sufficient to pay all amounts on or in respect of its debt when such amounts are required to be paid. The Company does not intend to incur debts beyond its ability to pay such debts as they mature (taking into account the timing and amounts of cash to be payable on or in respect of its debt).
          (v) Placement Agent’s Fees. The Company shall be responsible for the payment of any placement agent’s fees, financial advisory or consultancy fees, brokers’ commissions or finder’s fee (other than for persons engaged by any Buyer or its investment advisor) relating to or arising out of the transactions contemplated hereby, which fees are set forth on Schedule 3(v). The Company shall pay, and hold each Buyer harmless against, any liability, loss or expense (including, without limitation, attorney’s fees and out-of-pocket expenses) arising in connection with any such claim. The Company acknowledges that it has engaged Worldwide Gateway Co., Ltd. as placement agent (the “Agent”) in connection with the sale of the Securities. Other than the Agent, the Company has not engaged any placement agent or other agent in connection with the sale of the Securities.
          (w) Integration. The Company has not sold or issued any securities that would be integrated with the offering of the Securities contemplated by this Agreement pursuant to the 1933 Act, the Rules and Regulations or the interpretations thereof by the SEC. Neither the Company, nor any of its Affiliates, nor any Person acting on its or their behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would cause this offering of the Securities to be integrated with prior offerings by the Company for purposes of any applicable stockholder approval provisions, including, without limitation, under the rules and regulations of any exchange or automated quotation system on which any of the securities of the Company are listed or designated, nor will the Company or any of its Significant Subsidiaries take any action or steps that would cause the offering of the Securities to be integrated with other offerings.
          (x) Listing and Maintenance Requirements. The Company has not, in the two (2) years preceding the date hereof, received notice (written or oral) from any Trading Market on which the Common Stock is or has been listed or quoted to the effect that the Company is not in compliance with the listing or maintenance requirements of such Trading Market. The Company is currently in compliance with all such listing and maintenance requirements and has no reason to believe that it will not in the foreseeable future continue to be (except as a result of a failure in the future to comply with minimum trading price requirements), in compliance with all such listing and maintenance requirements. The issuance and sale of the Securities hereunder does not contravene the rules and regulations of the Principal Market and no approval of the stockholders of the Company is required for the Company to issue and deliver to the Buyers the maximum number of shares of Common Stock, or for ENZO to issue and deliver to the Buyers the Warrants or the maximum number of Warrant Shares upon exercise in full of the Warrants, contemplated by this Agreement. The Common Stock is currently listed on the Principal Market.
          (y) Registration Rights. No holder of securities of the Company has rights to the registration of any securities of the Company because of the filing of the Shelf Registration Statement or the issuance of the Securities hereunder that could expose the Company to material liability or any such holder of securities of the Company to any liability or that could impair the Company’s ability to consummate the issuance and sale of the Securities in the manner, and at the times, contemplated hereby, which rights have not been waived by the holder thereof as of the date hereof.
          (z) Investment Company. The Company is not, and is not an Affiliate of, an “investment company” within the meaning of the Investment Company Act of 1940, as amended.
          (aa) Application of Takeover Protections. The Company has taken all necessary action, if any, in order to render inapplicable any control share acquisition, business combination, poison pill (including any distribution under a rights agreement) or other similar anti-takeover provision under the Company’s Certificate of Incorporation (or similar charter documents) or the laws of its state of incorporation that is or could become applicable to the Buyers solely as a result of the Buyers and the Company fulfilling their obligations or exercising their rights under the Transaction Documents, including without limitation the Company’s issuance of the Securities and the Buyers’ ownership of the Securities.
          (bb) Disclosure.
               (i) The SEC has not issued an order preventing or suspending the use of any Preliminary Prospectus, any Issuer Free Writing Prospectus or the Prospectus relating to the proposed offering of the Purchased Shares, and no proceeding for that purpose or pursuant to Section 8A of the 1933 Act has been instituted or, to the Company’s knowledge, threatened by the SEC. The Shelf Registration Statement conforms, and the Prospectus and any amendments or supplements thereto will conform, to the requirements of the 1933 Act and the Rules and Regulations. The documents incorporated, or to be incorporated, by reference in the Prospectus, at the time filed with the SEC conformed in all material respects, or will conform in all respects, to the requirements of the 1934 Act or the 1933 Act, as applicable, and the Rules and Regulations. The Shelf Registration Statement and any amendments thereto do not contain, and on the Closing Date will not contain, any untrue statement of a material fact and do not omit, and on the Closing Date will not omit, to state a material fact required to be stated therein or necessary to make the statements therein not misleading. The Prospectus and any amendments and supplements thereto do not contain, and on the Closing Date will not contain, any untrue statement of a material fact; and do not omit, and on the Closing Date will not omit, to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that the Company makes no representations or warranties as to information contained in or omitted from the Shelf Registration Statement or the Prospectus, or any such amendment or supplement, in reliance upon, and in conformity with, written information furnished to the Company by or on behalf of the Buyers, specifically for use therein.
               (ii) Each of the Company and ENZO confirms that neither it nor any Person acting on its behalf has provided any of the Buyers or their agents or counsel with any information that the Company or ENZO believes constitutes material, non-public information. Each of the Company and ENZO understands and confirms that the Buyers will rely on the foregoing representations and covenants in effecting transactions in securities of the Company. All disclosure provided to the Buyers regarding the Company or any of its Subsidiaries, their business and the transactions contemplated hereby, including the Schedules to this Agreement, furnished by or on behalf of the Company does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. Each press release issued by the Company or any of its Significant Subsidiaries during the twelve (12) months preceding the date hereof did not at the time of release contain any untrue statement of material fact or omit to state a material fact required to be stated therein or necessary in order to make such statements therein, in the light of the circumstances in which they were made, not misleading. No event or circumstance has occurred or information exists with respect to the Company or any of its Significant Subsidiaries or its or their business, properties, prospects, operations or financial conditions, which, under applicable law, rule or regulation, requires public disclosure or announcement by the Company but which has not been so publicly announced or disclosed.

          (cc) Acknowledgment Regarding Buyer’s Purchase of Securities. Each of the Company and ENZO acknowledges and agrees that each Buyer is acting solely in the capacity of arm’s length purchaser with respect to the Transaction Documents and the transactions contemplated hereby and thereby, and that no Buyer is an officer or director of the Company or ENZO. Each of the Company and ENZO acknowledges that no Buyer is acting as a financial advisor or fiduciary of the Company or ENZO (or in any similar capacity) with respect to the Transaction Documents and the transactions contemplated hereby and thereby, and any advice given by a Buyer or any of its representatives or agents in connection with the Transaction Documents and the transactions contemplated hereby and thereby is merely incidental to such Buyer’s purchase of the Securities. Each of the Company and ENZO further represents to each Buyer that the Company’s and ENZO’s decision to enter into the Transaction Documents has been based solely on the independent evaluation by the Company, ENZO and their representatives.
          (dd) Significant Subsidiaries. Schedule 3(dd) sets forth all of the Significant Subsidiaries. Except as disclosed in Schedule 3(dd), the Company owns, directly or indirectly, all of the capital stock of each Significant Subsidiary free and clear of any and all Liens, and all the issued and outstanding shares of capital stock of each Significant Subsidiary are validly issued and are fully paid, non-assessable and free of preemptive and similar rights.
          (ee) Labor Relations. No strike, work stoppage, slow down or other material labor problem exists or, to the knowledge of the Company, is threatened or imminent with respect to any of the employees of the Company or any Significant Subsidiary.
          (ff) Offering Materials. The Company has not, directly or indirectly, distributed and will not distribute any offering material in connection with the offering and sale of the Purchased Shares other than any Preliminary Prospectus, the Prospectus and any other materials, if any, permitted under the 1933 Act. The Company will file with the SEC all Issuer Free Writing Prospectuses in the time required under Rule 433(d) under the 1933 Act. The Company has satisfied or will satisfy the conditions in Rule 433 under the 1933 Act to avoid a requirement to file with the SEC any electronic road show.
          (gg) Ineligible Issuer Status. (i) At the time of filing the Shelf Registration Statement and (ii) as of the date hereof (with such date being used as the determination date for purposes of this clause (ii)), the Company was not and is not an “ineligible issuer” (as defined in Rule 405 under the 1933 Act, without taking into account any determination by the SEC pursuant to Rule 405 under the 1933 Act that it is not necessary that the Company be considered an ineligible issuer), including, without limitation, for purposes of Rules 164 and 433 under the 1933 Act with respect to the offering of the Purchased Shares as contemplated by the Shelf Registration Statement.
          (hh) Accountants. Gruber & Company, LLC, who have certified certain of the financial statements filed with the SEC as part of, or incorporated by reference in, the Shelf Registration Statement, the Statutory Prospectus and the Prospectus, has represented to the Company that it is an independent registered public accounting firm with respect to the Company and the Subsidiaries within the meaning of the 1933 Act and the applicable Rules and

Regulations and the rules and regulations of the Public Company Accounting Oversight Board (United States).
          (ii) ENZO Common Stock.
               (i) The Company is the beneficial and record owner of 100% of the ENZO Common Stock, free and clear of any Liens, and upon issuance of Warrant Shares by ENZO in accordance with the applicable Transaction Documents, ENZO will transfer to the Buyers good and marketable title to such Warrant Shares, free and clear of any Liens. In the event of a Hong Kong Initial Public Offering, upon issuance in accordance with the applicable Transaction Documents to the Buyers of any Warrant Shares, the Warrant Shares shall be unrestricted and freely tradable on the Hong Kong Stock Exchange (subject to a lock-up of no longer than six months thereafter).
               (ii) Neither the Company nor ENZO has any legal obligation, absolute or contingent, to any other Person other than the Agent to transfer or sell any shares of ENZO Common Stock. There is no action, claim, suit, investigation or proceeding pending or, to the knowledge of the Company or ENZO, threatened by or against or affecting the Company or ENZO, or their respective ownership of the ENZO Common Stock before any court or governmental or regulatory authority or body, that could affect the ability of ENZO to issue to the Buyers any ENZO Common Stock. There are no writs, decrees, injunctions or orders of any court or governmental or regulatory agency, authority or body outstanding against the Company with respect to the ENZO Common Stock.
          (jj) China Subsidiaries.
               (i) The Company has disclosed in the SEC Reports or otherwise disclosed to the Buyers, for each Significant Subsidiary that is incorporated in China, (i) the legal classification of such entity under the applicable company laws and foreign investment laws of China, including true and correct copies of the relevant currently effective business license, registration documents and capital verification report issued by the relevant China governmental approval authority for the location in which the Significant Subsidiary maintains an office or premises for business operations; (ii) the total investment capital (i.e., debt and equity) and equity (i.e., registered capital); (iii) the holders of record of the equity (i.e., the registered capital); (iv) the authorized legal representative, directors, officers, legal address and each business address, as well as the original China approval authority and China governmental authority with current jurisdiction over the entity; and (v) any agreements with respect to the registered capital, including outstanding securities, contracts, commitments or arrangements granting any party the right to obtain any equity ownership of the Significant Subsidiary.
               (ii) For each Significant Subsidiary, the holders of record of its registered capital have contributed in full its subscribed share of the entity’s registered capital pursuant to the relevant joint venture contract and articles of association, and all such contributions have been verified and certified by a Chinese registered public accountant according to applicable China law, approved by all relevant China governmental authorities and fully paid, and verification certificates have been issued to each such holder of record or previous investor accordingly. All previous transfers or assignments of registered capital have been approved by the relevant China governmental authorities and all necessary corporate action.
               (iii) Each Significant Subsidiary incorporated in China is a limited liability company duly organized, validly existing and in good standing under the applicable company laws and foreign investment laws of China, has the status of a foreign investment enterprise (where applicable), and is a legal person with all requisite corporate power to own, lease and operate its properties and to carry on its business as now being conducted in each place where its business is conducted. The Significant Subsidiary and its business operations are in compliance with the terms and conditions of its business license, joint venture contract (where applicable) and articles of association. The operation of the Significant Subsidiary’s business is and has been in full compliance with its business license. Each Significant Subsidiary has received all authorizations, approvals, license, permits and other rights from China governmental authorities necessary and appropriate for the continued operation of their respective business.
               (iv) All necessary approvals from China governmental authorities have been received to ensure that each Significant Subsidiary will continue to enjoy, to the extent permitted by applicable China law, all of the tax clearances, concessions and other benefits available to such Significant Subsidiary prior to the Closing Date, or otherwise available under applicable China law to foreign investment enterprises similarly situated.
               (v) Each Significant Subsidiary is and has been in compliance with applicable China laws relating to its relationship to its employees or suppliers or to any governmental taxing or customs authority, and relating to any other aspect of its business. Each Significant Subsidiary is in compliance with applicable China law relating to anti-competitive practices, price fixing, and environmental matters, respectively, and, to its knowledge, there is no proceedings pending or threatened regarding any violation by it of applicable China law, including work safety, environmental and employment laws.
               (vi) Each Significant Subsidiary has obtained all required China product registrations for the products related to its business.
          (kk) Manipulation of Prices. Neither the Company, nor to the Company’s knowledge, any of its affiliates or any of its or their respective officers, directors or controlling persons, has taken or may take, directly or indirectly, any action designed to cause or result in, or which has constituted or which might reasonably be expected to constitute, the stabilization or manipulation of the price of the shares of Common Stock to facilitate the sale or resale of the Purchased Shares.
          (ll) Office of Foreign Assets Control. Neither the Company nor any of its Subsidiaries or, to the Company’s knowledge, any director, officer, agent, employee or affiliate of the Company or any of its Subsidiaries is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”); and neither the Company nor ENZO will directly or indirectly use the proceeds of the offering, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person or entity, for the purpose of financing the activities of any person currently subject to any U.S. sanctions administered by OFAC.
          (mm) Brokerage Fees; Commissions. Except as described in the Shelf Registration Statement and the Prospectus, neither the Company nor any of its Subsidiaries is a party to any contract, agreement or understanding with any person that would give rise to a valid claim against the Company, ENZO or the Buyers for a brokerage commission, finder’s fee or like payment in connection with the offering and sale of the Securities. The Company shall pay, and hold the Buyer harmless against, any liability, loss or expense (including, without limitation, attorneys’ fees and out-of-pocket expenses) arising in connection with any such claim.
          (nn) Significant Subsidiary Rights. The Company or one of its Significant Subsidiaries has the unrestricted right to vote, and (subject to limitations imposed by applicable law) to receive dividends and distributions on, all capital securities of its Significant Subsidiaries as owned by the Company or such Significant Subsidiary.
          (oo) Off Balance Sheet Arrangements. There is no transaction, arrangement, or other relationship between the Company and an unconsolidated or other off balance sheet entity that is required to be disclosed by the Company in its 1934 Act filings and is not so disclosed or that otherwise would be reasonably likely to have a Material Adverse Effect.
          (pp) Transfer Taxes. On the Closing Date, all stock transfer or other similar taxes (other than income or similar taxes) which are required to be paid in connection with the sale and transfer of the Securities to be sold to each Buyer hereunder will be, or will have been, fully paid or provided for by the Company, and all laws imposing such taxes will be or will have been complied with.
          (qq) Acknowledgement Regarding Buyers’ Trading Activity. It is understood and acknowledged by the Company (i) that none of the Buyers has been asked by the Company or its Subsidiaries to agree, nor has any Buyer agreed with the Company or its Subsidiaries, to desist from purchasing or selling, long and/or short, securities of the Company or ENZO, or “derivative” securities based on securities issued by the Company or ENZO, or to hold the Securities for any specified term; (ii) that past or future open market or other transactions by any Buyer, including, without limitation, short sales or “derivative” transactions, before or after the closing of this or future transactions, may negatively impact the market price of the Company’s or ENZO’s publicly-traded securities; (iii) that any Buyer, and counter parties in “derivative” transactions to which any such Buyer is a party, directly or indirectly, presently may have a “short” position in the Common Stock or the ENZO Common Stock, and (iv) that each Buyer shall not be deemed to have any affiliation with or control over any arm’s length counter-party in any “derivative” transaction. The Company further understands and acknowledges that (a) one or more Buyers may engage in hedging and/or trading activities at various times during the period that the Securities are outstanding and (b) such hedging and/or trading activities (if any) could reduce the value of the existing stockholders’ equity interests in the Company or ENZO at and after the time that the hedging and/or trading activities are being conducted. The Company acknowledges that such aforementioned hedging and/or trading activities do not constitute a breach of this Agreement, the Warrants or any of the documents executed in connection herewith.
          (rr) U.S. Real Property Holding Corporation. The Company is not, has not ever been, nor, while any Buyer holds any Securities, will become, a U.S. real property holding corporation within the meaning of Section 897 of the Code, and the Company shall so certify upon any Buyer’s request.
          (ss) Shell Company Status. The Company is not, and has never been, an issuer identified in Rule 144(i)(1).
          (tt) Bank Holding Company. Neither the Company nor any of its Subsidiaries or Affiliates is, nor, while any Buyer holds any Securities, will become, subject to the Bank Holding Company Act of 1956, as amended (the “BHCA”) and to regulation by the Board of Governors of the Federal Reserve System (the “Federal Reserve”). Neither the Company nor any of its Subsidiaries or Affiliates owns or controls, nor, while any Buyer holds any Securities, will own or control, directly or indirectly, five percent or more of the outstanding shares of any class of voting securities or twenty-five percent or more of the total equity of a bank or any entity that is subject to the BHCA and to regulation by the Federal Reserve. Neither the Company nor any of its Subsidiaries or Affiliates exercises, nor, while any Buyer holds any Securities, will exercise, a controlling influence over the management or policies of a bank or any entity that is subject to the BHCA and to regulation by the Federal Reserve.
          (uu) ENZO Business. The Company conducts all its retail jewelry business under the “ENZO” brand (the “ENZO Business”) in ENZO, or in its direct or indirect wholly-owned subsidiaries.
          (vv) Money Laundering Laws. The operations of the Company and the Subsidiaries are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, and the anti-money laundering statutes of all jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the “Anti-Money Laundering Laws”) and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any of the Subsidiaries with respect to the Anti-Money Laundering Laws is pending or, to the knowledge of the Company, threatened.
     4. COVENANTS.
          (a) Best Efforts. Each party shall use its best efforts timely to satisfy each of the covenants and the conditions to be satisfied by it as provided in Sections 5, 6 and 7 of this Agreement.
          (b) Initial Public Offering of ENZO. In the event of an Initial Public Offering:

               (i) ENZO shall use its best efforts to register for resale all the Warrant Shares and to cause all the Warrant Shares to be listed on the Hong Kong Stock Exchange or other applicable exchange, and in the event the Initial Public Offering involves an underwritten offering, have the Warrant Shares included as securities being sold in such underwritten offering, provided, however, that in the event that the sole or lead managing underwriter of the Initial Public Offering advises that inclusion of all the Warrant Shares in such offering would materially interfere with the successful marketing of the securities being offered and the amount of Warrant Shares included in the registration on the Hong Kong Stock Exchange or other applicable exchange is reduced, the Buyers shall participate in the Initial Public Offering pro rata in proportion to the number of Warrant Shares held at the time of the Initial Public Offering. ENZO shall ensure that the registration statement (including any amendments or supplements thereto and prospectuses contained therein) filed in connection with the Initial Public Offering (the “IPO Registration Statement”) shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein, or necessary to make the statements therein (in the case of prospectuses, in the light of the circumstances in which they were made) not misleading.
               (ii) The Company and ENZO shall (A) permit one selected legal counsel for the Buyers, which shall be Schulte Roth & Zabel LLP or such other counsel as thereafter designated by the Buyers (“Legal Counsel”), to review and comment upon the IPO Registration Statement at least five (5) Business Days prior to its filing with the applicable authority, and (B) not file any IPO Registration Statement or amendment or supplement thereto in a form to which Legal Counsel reasonably objects.
               (iii) None of the Company, ENZO, or any Subsidiary or Affiliate shall identify any Buyer as an underwriter in any public disclosure or filing with the Hong Kong Stock Exchange, the SEC, the Principal Market or any other applicable exchange and any Buyer being deemed an underwriter by the SEC or equivalent applicable authority shall not relieve the Company or ENZO of any obligations they have under this Agreement or any other Transaction Document.
               (iv) The Company and ENZO shall hold in confidence and not make any disclosure of information concerning a Buyer provided to ENZO unless (i) the disclosure of such information is necessary to comply with applicable law, (ii) the disclosure of such information is necessary to avoid or correct a misstatement or omission in any IPO Registration Statement, (iii) the release of such information is ordered pursuant to a subpoena or other final, non-appealable order from a court or governmental body of competent jurisdiction, or (iv) such information has been made generally available to the public other than by disclosure in violation of this Agreement or any other agreement. ENZO agrees that it shall, upon learning that disclosure of such information concerning a Buyer is sought in or by a court or governmental body of competent jurisdiction or through other means, give prompt written notice to such Buyer and allow such Buyer, at the Buyer’s expense, to undertake appropriate action to prevent disclosure of, or to obtain a protective order for, such information.
               (v) ENZO shall cooperate with the Buyers who hold Warrant Shares being offered in the Initial Public Offering and, to the extent applicable, facilitate the timely preparation and delivery of certificates (not bearing any restrictive legend) representing the Warrant Shares to be offered and resold pursuant to the IPO Registration Statement and enable such certificates to be in such denominations or amounts, as the case may be, as the Buyers may reasonably request and registered in such names as the Buyers may request.
          (c) Prospectus Supplement, Form D and Blue Sky. Prior to the Closing, the Company shall have delivered, and as soon as practicable after the Closing the Company shall file, the Prospectus Supplement with respect to the Purchased Shares as required under and in conformity with the 1933 Act, including Rule 424(b) thereunder and other applicable law. If required, the Company, on or before the Closing Date, shall take such action as the Company shall reasonably determine is necessary in order to obtain an exemption for or to qualify the Securities for sale to the Buyers at the Closing pursuant to this Agreement under applicable securities or “Blue Sky” laws of the states of the United States (or to obtain an exemption from such qualification), and shall provide evidence of any such action so taken to the Buyers on or prior to the Closing Date. The Company shall make all filings and reports relating to the offer and sale of the Securities required under applicable securities or “Blue Sky” laws of the states of the United States following the Closing Date.
          (d) Reporting Status.
               (i) Until the date on which the Buyers shall have sold all the Purchased Shares, the Company shall timely file all reports required to be filed with the SEC pursuant to the 1934 Act, and the Company shall not terminate its status as an issuer required to file reports under the 1934 Act even if the 1934 Act or the rules and regulations thereunder would otherwise permit such termination.
               (ii) Upon consummation of an Initial Public Offering by ENZO and until the date on which the Buyers shall have sold all the Warrant Shares and none of the Warrants is outstanding, ENZO shall timely file all reports required to be filed in Hong Kong, or in any other applicable jurisdiction or authority.
               (iii) The Company or ENZO, as applicable, shall promptly notify the Buyers in the event of any non-compliance by the Company or ENZO, respectively, of Sections 4(d)(i) or (ii).
          (e) Listing. The Company shall promptly secure the listing of all of the Purchased Shares upon each national securities exchange and automated quotation system, if any, upon which the Common Stock is then listed (subject to official notice of issuance) and shall maintain such listing of all shares of Common Stock from time to time issuable under the terms of the Transaction Documents. Neither the Company nor any of its Subsidiaries shall take any action which would be reasonably expected to result in the delisting or suspension of the Common Stock on the Principal Market. The Company shall pay all fees and expenses in connection with satisfying its obligations under this Section 4(e).
          (f) Fees.

               (i) At the Closing, the Company shall pay for the reasonable fees and expenses incurred on behalf of all of the Buyers, up to a maximum amount of $97,500, in connection with the transactions contemplated by the Transaction Documents to Schulte, Roth & Zabel LLP for the benefit of Oasis Investments Limited, which amount shall be withheld as an “off-set” by such Buyer from its aggregate Purchase Price at the Closing. Except as provided in Section 4(f)(ii), the Company shall be responsible for the payment of any placement agent’s fees, financial advisory fees, or broker’s commissions (other than for Persons engaged by any Buyer) relating to or arising out of the transactions contemplated hereby. The Company shall pay, and hold each Buyer harmless against, any liability, loss or expense (including, without limitation, reasonable attorney’s fees and out-of-pocket expenses) arising in connection with any claim relating to any such payment including, without limitation, any fees or commissions payable to the Agent.
               (ii) All reasonable expenses, other than underwriting discounts and commissions, incurred in connection with any Initial Public Offering and the registration and listing of the Warrant Shares, including, without limitation, all registration, listing and qualifications fees, printers and accounting fees, and fees and disbursements of counsel for the Company and/or ENZO, shall be paid by the Company and/or ENZO, as applicable. The Company and/or ENZO shall also reimburse the Buyers for the fees and disbursements of Legal Counsel in connection with registration, filing or qualification pursuant to this Section 4(f)(ii), in an amount not to exceed $50,000. The Company and ENZO shall pay, and jointly and severally hold each Buyer harmless against, any liability, loss or expense (including, without limitation, reasonable attorney’s fees and out-of-pocket expenses) arising in connection with any claim relating to any such payment.
               (iii) Except as otherwise set forth in this Agreement or in the Transaction Documents, each party to this Agreement shall bear its own expenses in connection with the sale of the Securities to the Buyers.
          (g) Disclosure of Transactions and Other Material Information. The Company shall, on or before 8:30 a.m., New York City Time, on the first Business Day following the execution and delivery of this Agreement, issue a press release reasonably acceptable to the Buyers disclosing all material terms of the transactions contemplated hereby (the “Press Release”). On or before 8:30 a.m., New York Time, on the second Business Day following the execution and delivery of this Agreement, the Company shall file a Current Report on Form 6-K describing the terms of the transactions contemplated by the Transaction Documents in the form required by the 1934 Act, and attaching the material Transaction Documents (including, without limitation, this Agreement and the form of the Warrants) as exhibits to such filing (including all attachments, the “6-K Filing”). From and after the filing of the Press Release, no Buyer shall be in possession of any material, nonpublic information received from the Company, any of its Subsidiaries or any of its respective officers, directors, employees or agents, that is not disclosed in such Press Release. The Company shall not, and shall cause each of its Subsidiaries and its and each of their respective officers, directors, employees and agents, not to, provide any Buyer with any material nonpublic information regarding the Company or any of its Subsidiaries from and after the filing of the Press Release without the express written consent of such Buyer. Subject to the foregoing, neither the

Company nor any Buyer shall issue any press releases or any other public statements with respect to the transactions contemplated hereby; provided, however, that each of the Company and the Buyers shall be entitled, without the prior approval of the other parties to this Agreement, to make any press release or other public disclosure with respect to such transactions (i) in substantial conformity with the 6-K Filing and (ii) as is required by applicable law and regulations, including the applicable rules and regulations of the Principal Market (provided that in the case of clause (i) the Company or the Buyers, as the case may be, shall be consulted by the party seeking to make the press release or other public disclosure prior to its release). Other than in connection with the future SEC Reports or except as provided in the previous sentence, the Company shall not disclose the name of any Buyer without the prior written consent of such Buyer in any filing, announcement, release or otherwise.
          (h) Reservation of Shares. ENZO shall take all action necessary to at all times have authorized, and reserved for the purpose of issuance, from and after the Closing Date, the number of shares of ENZO Common Stock issuable upon exercise of the Warrants being issued at the Closing.
          (i) Use of Proceeds. The Company will use the proceeds from the sale of the Securities for general corporate purposes.
          (j) Additional Issuances of Securities.
               (i) For purposes of this Section 4(j), the following definitions shall apply.
               (1) “Approved Stock Plan” means any employee benefit plan which has been approved by the Board of Directors of the Company, or ENZO, as applicable, pursuant to which the Company’s or ENZO’s securities may be issued to any employee, officer, director or consultant for services provided to the relevant company.
               (2) “Company Common Stock Equivalents” means, collectively, Company Options and Company Convertible Securities.
               (3) “Company Convertible Securities” means any stock or securities (other than Company Options) convertible into or exercisable or exchangeable for shares of Common Stock.
               (4) “Company Options” means any rights, warrants or options to subscribe for or purchase shares of Common Stock or Company Convertible Securities.
               (5) “ENZO Common Stock Equivalents” means, collectively, ENZO Options and ENZO Convertible Securities.
               (6) “ENZO Convertible Securities” means any stock or securities (other than ENZO Options) convertible into or exercisable or exchangeable for shares of ENZO Common Stock.

               (7) “ENZO Options” means any rights, warrants or options to subscribe for or purchase shares of ENZO Common Stock or ENZO Convertible Securities.
               (8) “Excluded Securities” means any Common Stock or ENZO Common Stock, as applicable, issued or issuable: (i) in connection with any Approved Stock Plan; (ii) upon exercise of the Warrants; and (iii) upon conversion of any Company Options, ENZO Options, Company Convertible Securities or ENZO Convertible Securities in each case which are outstanding on the day immediately preceding the date of this Agreement, provided that the terms of such Company Options, ENZO Options, Company Convertible Securities or ENZO Convertible Securities are not amended, modified or changed on or after the date hereof, other than antidilution adjustments pursuant to the terms thereof in existence as of the date hereof.
               (ii) From the Closing Date until the date that is 30 days thereafter (the “Trigger Date”), (A) the Company will not, directly or indirectly, offer, sell, grant any option to purchase, or otherwise dispose of (or announce any offer, sale, grant or any option to purchase or other disposition of) any of its or its Significant Subsidiaries’ equity or equity equivalent securities, including without limitation any debt, preferred stock or other instrument or security that is, at any time during its life and under any circumstances, convertible into or exchangeable or exercisable for shares of Common Stock or Company Common Stock Equivalents or equivalent interests in any of its Significant Subsidiaries (any such offer, sale, grant, disposition or announcement being referred to as a “Company Subsequent Placement”), and (B) ENZO will not, directly or indirectly, offer, sell, grant any option to purchase, or otherwise dispose of (or announce any offer, sale, grant or any option to purchase or other disposition of) any of its or its significant subsidiaries’ (which has the meaning ascribed to such term in Regulation S-X under the 1934 Act) equity or equity equivalent securities, including without limitation any debt, preferred stock or other instrument or security that is, at any time during its life and under any circumstances, convertible into or exchangeable or exercisable for shares of ENZO Common Stock or ENZO Common Stock Equivalents or equivalent interests in any of its significant subsidiaries (any such offer, sale, grant, disposition or announcement being referred to as an “ENZO Subsequent Placement”).
               (iii) (A) From the Closing Date until the date that is 150 days thereafter, the Company will not, directly or indirectly, effect any Company Subsequent Placement, or (B) from the Closing Date until the date that no Warrant is outstanding, ENZO will not, directly or indirectly, effect any ENZO Subsequent Placement, unless the Company or ENZO, as the case may be (each, an “Offering Party”), shall have first complied with this Section 4(j)(iii).
               (1) The Offering Party shall deliver to each Buyer a written notice (the “Offer Notice”) of any bona fide proposed or intended issuance or sale or exchange (the “Offer”) of the securities being offered (the “Offered Securities”) in a Company Subsequent Placement or ENZO Subsequent Placement, as the case may be, which Offer Notice shall (w) identify and describe the Offered Securities, (x) describe the price and other terms upon which they are to be issued, sold or exchanged, and the number or amount of the Offered Securities to be issued, sold or exchanged, (y) identify the persons or entities (if known) to which or with which the Offered Securities are to be offered, issued, sold or exchanged and (z) offer to issue and sell to or exchange with such Buyers all of the Offered Securities.
               (2) To accept an Offer, in whole or in part, such Buyer must deliver a written notice to the Offering Party prior to the end of the fifth (5th) Business Day after such Buyer’s receipt of the Offer Notice (the “Offer Period”), setting forth the amount that such Buyer elects to purchase (the “Notice of Acceptance”).
               (3) The Offering Party shall have ten (10) Business Days from the expiration of the Offer Period above to offer, issue, sell or exchange all or any part of such Offered Securities as to which a Notice of Acceptance has not been given by the Buyers (the “Refused Securities”), but only to the offerees described in the Offer Notice (if so described therein) and only upon terms and conditions (including, without limitation, unit prices and interest rates) that are not more favorable to the acquiring person or persons or less favorable to the Offering Party than those set forth in the Offer Notice.
               (4) In the event the Offering Party shall propose to sell less than all the Refused Securities (any such sale to be in the manner and on the terms specified in Section 4(j)(iii)(3) above), then each Buyer may, at its sole option and in its sole discretion, reduce the number or amount of the Offered Securities specified in its Notice of Acceptance to an amount that shall be not less than the number or amount of the Offered Securities that such Buyer elected to purchase pursuant to Section 4(j)(iii)(2) above multiplied by a fraction, (i) the numerator of which shall be the number or amount of Offered Securities the Offering Party actually proposes to issue, sell or exchange (including Offered Securities to be issued or sold to the Buyers pursuant to Section 4(j)(iii)(3) above prior to such reduction) and (ii) the denominator of which shall be the original amount of the Offered Securities. In the event that any Buyer so elects to reduce the number or amount of Offered Securities specified in its Notice of Acceptance, the Offering Party may not issue, sell or exchange more than the reduced number or amount of the Offered Securities unless and until such securities have again been offered to the Buyers in accordance with Section 4(j)(iii)(1) above.
               (5) Upon the closing of the issuance, sale or exchange of all or less than all of the Refused Securities, the Buyers shall acquire from the Offering Party, and the Offering Party shall issue to the Buyers, the number or amount of Offered Securities specified in the Notices of Acceptance, as reduced pursuant to Section 4(j)(iii)(3) above if the Buyers have so elected, upon the terms and conditions specified in the Offer. The purchase by the Buyers of any Offered Securities is subject in all cases to the preparation, execution and delivery by the Offering Party and the Buyers of a purchase agreement relating to such Offered Securities reasonably satisfactory in form and substance to the Buyers and their respective counsel.

               (6) Any Offered Securities not acquired by the Buyers or other persons in accordance with Section 4(h)(iii)(3) above may not be issued, sold or exchanged until they are again offered to the Buyers under the procedures specified in this Agreement.
               (iv) The restrictions contained in subsection (ii) and (iii) of this Section 4(j) shall not apply with respect to any Excluded Securities.
          (k) Conduct of ENZO Business. In the event that (i) the ENZO Business is conducted in a company other than ENZO, or its direct or indirect wholly-owned subsidiaries (such other company, the “ENZO Business Successor”), the Warrant shall become exercisable for common equity of such ENZO Business Successor, and all references in the Warrant to ENZO shall instead apply, without limitation, to the ENZO Business Successor, (ii) the Company or ENZO conducts a public offering of any class of securities of a direct or indirect wholly-owned subsidiary of ENZO where a significant portion of the ENZO Business is conducted (the “ENZO Subsidiary”), the Warrant shall become exercisable for common equity of such ENZO Subsidiary, and all references in the Warrant to ENZO shall instead apply, without limitation, to the ENZO Subsidiary, or (iii) if ENZO is indirectly subject to an Initial Public Offering or a Change of Control (as such term is defined in the Warrant) through an entity (the “ENZO Parent”) which, directly or indirectly, owns or controls a significant portion of the ENZO Business, the Warrant shall become exercisable for common equity of such ENZO Parent, and all references in the Warrant to ENZO shall instead apply, without limitation, to the ENZO Parent.
     5. WARRANT SHARES ISSUANCE INSTRUCTIONS.
          In the event of an Initial Public Offering, the Company shall cause ENZO to issue certificates or credit shares to the applicable balance accounts at DTC or equivalent applicable international securities clearing company, registered in the name of each Buyer or its respective nominee(s), for the Warrant Shares in such amounts as specified from time to time by each Buyer to the Company and ENZO in writing upon exercise of the Warrants. The Company represents and warrants that the Securities shall be freely transferable on the books and records of the Company and/or ENZO, as the case may be, as and to the extent provided in this Agreement and the other Transaction Documents. The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to a Buyer. Accordingly, the Company acknowledges that the remedy at law for a breach of its obligations under this Section 5 will be inadequate and agrees, in the event of a breach or threatened breach by the Company of the provisions of this Section 5, that a Buyer shall be entitled, in addition to all other available remedies, to an order and/or injunction restraining any breach and requiring immediate issuance and transfer, without the necessity of showing economic loss and without any bond or other security being required.
     6. CONDITIONS TO THE COMPANY’S OBLIGATION TO SELL.
          The obligation of the Company and ENZO hereunder to issue and sell the Purchased Shares and the related Warrants to each Buyer at the Closing is subject to the satisfaction, at or before the Closing Date, of each of the following conditions, provided that these conditions are for the Company’s and ENZO’s sole benefit and may be waived by the Company and ENZO at any time in its respective sole discretion by providing each Buyer with prior written notice thereof:
               (a) Each Buyer shall have executed this Agreement and delivered the same to the Company and ENZO.
               (b) Each Buyer shall have delivered to the Company the Purchase Price for the Purchased Shares and the related Warrants being purchased by such Buyer at the Closing by wire transfer of immediately available funds pursuant to the wire instructions provided by the Company.
               (c) The representations and warranties of each Buyer shall be true and correct in all material respects as of the date when made and as of the Closing Date as though made at that time (except for representations and warranties that speak as of a specific date), and each Buyer shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by each Buyer at or prior to the Closing Date.
     7. CONDITIONS TO EACH BUYER’S OBLIGATION TO PURCHASE.
          The obligation of each Buyer hereunder to purchase the Purchased Shares and the related Warrants at the Closing is subject to the satisfaction, at or before the Closing Date, of each of the following conditions, provided that these conditions are for each Buyer’s sole benefit and may be waived by such Buyer with respect to itself at any time in its sole discretion by providing the Company with prior written notice thereof:
               (a) (i) Each of the Company and ENZO shall have executed and delivered to such Buyer each of the Transaction Documents to which it is a party, (ii) the Company shall have electronically delivered the Purchased Shares being purchased by such Buyer at the Closing pursuant to this Agreement and (iii) ENZO shall have executed and delivered the related Warrants (in such amounts as such Buyer shall request) being purchased by such Buyer at the Closing pursuant to this Agreement.
               (b) Such Buyer shall have received the opinions of the Company’s US counsel and British Virgin Islands counsel, dated as of the Closing Date, each in a form reasonably acceptable to the Buyers.
               (c) The Company shall have delivered to such Buyer a certificate evidencing the incorporation and good standing (if applicable) of the Company and each of its Significant Subsidiaries in such corporation’s jurisdiction of incorporation issued by the Secretary of State or other comparable authority of such jurisdiction of incorporation as of a date within 10 days of the Closing Date.
               (e) The Common Stock (i) shall be listed on the Principal Market and (ii) shall not have been suspended, as of the Closing Date, by the SEC or the Principal Market

from trading on the Principal Market nor shall suspension by the SEC or the Principal Market have been threatened, as of the Closing Date, either (A) in writing by the SEC or the Principal Market or (B) by falling below the minimum listing maintenance requirements of the Principal Market.
               (f) The Company shall have delivered to such Buyer a certified copy of the Memorandum and Articles of Association and Certificate of Incorporation as amended to date (the “Certificate of Incorporation”), for each of the Company and ENZO and as certified by appropriate authority under the laws of the British Virgin Islands within 10 days of the Closing Date.
               (g) The Company shall have delivered to such Buyer a certificate, executed by the Secretary of the Company and dated as of the Closing Date, as to (i) the resolutions consistent with this transaction as adopted by the Company’s Board of Directors and ENZO’s Board of Directors in a form reasonably acceptable to such Buyer, (ii) the Certificate of Incorporation of the Company and ENZO and (iii) the Memorandum and Articles of Association of the Company and ENZO, each as in effect at the Closing, in the form attached hereto as Exhibit B.
               (h) The representations and warranties of the Company and ENZO shall be true and correct as of the date when made and as of the Closing Date as though made at that time (except for representations and warranties that speak as of a specific date) and the Company and ENZO shall have performed, satisfied and complied in all respects with the covenants, agreements and conditions required by the Transaction Documents to be performed, satisfied or complied with by the Company or ENZO at or prior to the Closing Date. Such Buyer shall have received a certificate, executed by the Chief Executive Officer of the Company, dated as of the Closing Date, to the foregoing effect and as to such other matters as may be reasonably requested by such Buyer in the form attached hereto as Exhibit C.
               (i) The Company shall have delivered to such Buyer a letter from the Transfer Agent certifying the number of shares of Common Stock outstanding as of a date within five days of the Closing Date.
               (j) The Company shall have obtained all governmental, regulatory or third party consents and approvals, if any, necessary for the sale of the Purchased Shares, the Warrants and the Warrant Shares.
               (k) The Shelf Registration Statement shall be effective and available for the issuance and sale of the Purchased Shares hereunder and the Company shall have delivered to such Buyer the Prospectus and the Prospectus Supplement as required thereunder.
               (l) The Company and ENZO shall have delivered to such Buyer such other documents relating to the transactions contemplated by this Agreement as such Buyer or its counsel may reasonably request.
     8. TERMINATION. In the event that the Closing shall not have occurred with respect to a Buyer on the Closing Date due to the Company’s, ENZO’s or such Buyer’s failure to satisfy the conditions set forth in Sections 6 and 7 above (and the nonbreaching party’s failure to waive such unsatisfied condition(s)), the nonbreaching party shall have the option to terminate this Agreement with respect to such breaching party at the close of business on such date without liability of any party to any other party; provided, however, that if this Agreement is terminated pursuant to this Section 8 and the Company is the sole breaching party, the Company shall remain obligated to reimburse the non-breaching Buyers for the expenses described in Section 4(f) above.
     9. MISCELLANEOUS.
          (a) Governing Law; Jurisdiction; Jury Trial. All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in The City of New York, Borough of Manhattan for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address for such notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY.
          (b) Counterparts. This Agreement may be executed in two or more identical counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party; provided that a facsimile signature shall be considered due execution and shall be binding upon the signatory thereto with the same force and effect as if the signature were an original, not a facsimile signature.
          (c) Headings. The headings of this Agreement are for convenience of reference and shall not form part of, or affect the interpretation of, this Agreement.
          (d) Severability. If any provision of this Agreement shall be invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of any provision of this Agreement in any other jurisdiction.

          (e) Entire Agreement; Amendments. This Agreement supersedes all other prior oral or written agreements between the Buyers, the Company, ENZO, their Affiliates and Persons acting on their behalf with respect to the matters discussed herein, and this Agreement and the instruments referenced herein contain the entire understanding of the parties with respect to the matters covered herein and therein and, except as specifically set forth herein or therein, neither the Company, ENZO nor any Buyer makes any representation, warranty, covenant or undertaking with respect to such matters. No provision of this Agreement may be amended other than by an instrument in writing signed by the Company, ENZO and the Buyers who purchased at least a majority of the amount of the Purchased Shares, or, if prior to the Closing Date, the Buyers listed on the Schedule of Buyers as being obligated to purchase at least a majority of the amount of the Purchased Shares, and any amendment to this Agreement made in conformity with the provisions of this Section 9(e) shall be binding on all Buyers and holders of Securities as applicable. No provision hereof may be waived other than by an instrument in writing signed by the party against whom enforcement is sought. No such amendment shall be effective to the extent that it applies to less than all of the holders of the Purchased Shares then outstanding. No consideration shall be offered or paid to any Person to amend or consent to a waiver or modification of any provision of any of the Transaction Documents unless the same consideration also is offered to all of the parties to the Transaction Documents, holders of Purchased Shares, holders of the Warrants or holders of Warrant Shares, as the case may be. The Company and ENZO have not, directly or indirectly, made any agreements with any Buyers relating to the terms or conditions of the transactions contemplated by the Transaction Documents except as set forth in the Transaction Documents.
          (f) Notices. Any notices, consents, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered: (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by facsimile (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party); or (iii) one Business Day after deposit with an overnight courier service, in each case properly addressed to the party to receive the same. The addresses and facsimile numbers for such communications shall be:
     If to the Company or ENZO
          LJ International Inc.
          Unit #12 12/F Block A
          Focal Industrial Centre
          21 Man Lock Street
          Hung Hom, Kowloon, Hong Kong
          Facsimile No.: (852) 2764-3783
          Telephone No.: (852) 2764-3622
          Attn.: Chairman
          With a copy to:

          Andrew N. Bernstein, P.C.
          5445 DTC Parkway, Suite 520
          Greenwood Village, Colorado 80111
          Facsimile No.: (303) 770-7332
          Telephone No.: (303) 770-7131
          Attn.: Andrew N. Bernstein, Esq.
If to a Buyer, to its address and facsimile number set forth on the Schedule of Buyers, with copies to such Buyer’s representative as set forth on the Schedule of Buyers,
          With a copy to:
          Schulte Roth & Zabel LLP
          919 Third Avenue
          New York, New York 10022
          Facsimile No.: (212) 593-5955
          Telephone No.: (212) 756-2000
          Attn.: Eleazer Klein, Esq.
or to such other address and/or facsimile number and/or to the attention of such other Person as the recipient party has specified by written notice given to each other party five (5) days prior to the effectiveness of such change. Written confirmation of receipt (A) given by the recipient of such notice, consent, waiver or other communication, (B) mechanically or electronically generated by the sender’s facsimile machine containing the time, date, recipient facsimile number and an image of the first page of such transmission or (C) provided by an overnight courier service shall be rebuttable evidence of personal service, receipt by facsimile or receipt from an overnight courier service in accordance with clause (i), (ii) or (iii) above, respectively.
          Each of the Company and ENZO hereby irrevocably appoints Andrew N. Bernstein, Esq. of Andrew N. Bernstein, P.C., 5445 DTC Parkway, Suite 520, Greenwood Village, Colorado 80111, Facsimile No.: (303) 770-7332, Telephone No.: (303) 770-7131, as its agent for the receipt of service of process in connection with any action pursuant to any Transaction Document in the United States. Each of the Company and ENZO agrees that any document may be effectively served on it in connection with any action, suit or proceeding in the United States by service on its agents.
          Any document shall be deemed to have been duly served if marked for the attention of the agent at its address (as set out above) or such other address in the United States as may be notified to the party wishing to serve the document and delivered in accordance with the notice provisions set forth in this Section 9(f).
          If the Company’s and ENZO’s agent at any time ceases for any reason to act as such, the Company shall appoint a replacement agent having an address for service in the United States and shall notify each Buyer in writing of the name and address of the replacement agent. Failing such appointment and notification, each Buyer shall be entitled by notice to the Company and ENZO to appoint a replacement agent to act on the Company’s and ENZO’s behalf. The provisions of this Section 9(f) applying to service on an agent apply equally to service on a replacement agent.
          (g) Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and assigns, including any purchasers (but excluding open-market purchasers) of the Purchased Shares or the Warrants. Neither the Company nor ENZO shall assign this Agreement or any rights or obligations hereunder without the prior written consent of the holders of Purchased Shares representing at least a majority of the number of the Purchased Shares, including by merger or consolidation. A Buyer may assign some or all of its rights hereunder without the consent of the Company, in which event such assignee shall be deemed to be a Buyer hereunder with respect to such assigned rights. Each of the Buyers agrees to provide the Company and ENZO with written notice of any assignment of its rights hereunder.
          (h) No Third Party Beneficiaries. This Agreement is intended for the benefit of the parties hereto and their respective permitted successors and assigns, and is not for the benefit of, nor may any provision hereof be enforced by, any other Person.
          (i) Survival. Unless this Agreement is terminated under Section 8, the representations and warranties of the Company and ENZO and the Buyers contained in Sections 2 and 3 and the agreements and covenants set forth in Sections 4, 5 and 9 shall survive the Closing and the delivery and exercise of the Securities, as applicable. Each Buyer shall be responsible only for its own representations, warranties, agreements and covenants hereunder.
          (j) Further Assurances. Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as any other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.
          (k) Indemnification. (i) In consideration of each Buyer’s execution and delivery of the Transaction Documents and acquiring the Securities thereunder and in addition to all of the Company’s other obligations under the Transaction Documents, each of the Company and ENZO shall jointly and severally defend, protect, indemnify and hold harmless each Buyer and each person, if any, who controls such Buyer within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act and each other holder of the Securities and all of their shareholders, partners, members, officers, directors, employees and direct or indirect investors and any of the foregoing Persons’ agents or other representatives (including, without limitation, those retained in connection with the transactions contemplated by this Agreement) (collectively, the “Indemnitees”) from and against any and all actions, causes of action, suits, claims, losses, costs, penalties, fees, liabilities and damages, and expenses in connection therewith (irrespective of whether any such Indemnitee is a party to the action for which indemnification hereunder is sought), and including reasonable attorneys’ fees and disbursements (the “Indemnified Liabilities”), incurred by any Indemnitee as a result of, or arising out of, or relating to (a) any misrepresentation or breach of any representation or warranty made by the Company or ENZO in the Transaction Documents or any other certificate, instrument or document contemplated hereby or thereby, (b) any breach of any covenant, agreement or obligation of the Company or ENZO contained in the Transaction Documents or any other certificate, instrument or document contemplated hereby or thereby, (c) the Initial Public Offering, or (d) any cause of action, suit or claim brought or made against such Indemnitee by a third party that is not an Affiliate of such Indemnitee (including for these purposes a derivative action brought on behalf of the Company) and arising out of or resulting from (i) the execution, delivery, performance or enforcement of the Transaction Documents or any other certificate, instrument or document contemplated hereby or thereby, (ii) any transaction financed or to be financed in whole or in part, directly or indirectly, with the proceeds of the issuance of the Securities, or (iii) the status of such Buyer or holder of the Securities as an investor in the Company or ENZO, as the case may be. To the extent that the foregoing undertaking by the Company and ENZO may be unenforceable for any reason, each of the Company and ENZO shall make the maximum contribution to the payment and satisfaction of each of the Indemnified Liabilities which is permissible under applicable law.
               (ii) Promptly after receipt by an Indemnitee under this Section 9(k) of notice of the commencement of any action or proceeding (including any governmental action or proceeding) involving an Indemnified Liability, such Indemnitee shall, if a claim for indemnification in respect thereof is to be made against any indemnifying party under this Section 9(k), deliver to the indemnifying party a written notice of the commencement thereof, provided, however, that a failure to so notify the indemnifying party will not relieve it from any liability that it may have under Section 9(k)(i) except to the extent that it has been materially prejudiced (through forfeiture of substantive rights or defenses) by such failure and provided further that the failure to so notify the indemnifying person shall not relieve it from any liability that it may have to an Indemnitee otherwise than under Section 9(k)(i) and the indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume control of the defense thereof with counsel mutually satisfactory to the indemnifying party and the Indemnitee; provided, however, that an Indemnitee shall have the right to retain its own counsel with the fees and expenses of not more than one counsel for such Indemnitee (in addition to any local counsel) to be paid by the indemnifying party, if, in the reasonable opinion of the Indemnitee, the representation by such counsel of the Indemnitee and the indemnifying party would be inappropriate due to actual or potential differing interests between such Indemnitee and any other party represented by such counsel in such proceeding. Legal counsel referred to in the immediately preceding sentence shall be selected by the Buyers. The indemnifying party shall keep the Indemnitee fully apprised at all times as to the status of the defense or any settlement negotiations with respect thereto. No indemnifying party shall be liable for any settlement of any action, claim or proceeding effected without its prior written consent, provided, however, that the indemnifying party shall not unreasonably withhold, delay or condition its consent. No indemnifying party shall, without the prior written consent of the Indemnitee, consent to entry of any judgment or enter into any settlement or other compromise which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnitee of a release from all liability in respect to such Indemnified Liabilities or litigation without any admission or finding of fault or failure to act on the part of an Indemnitee.
               (iii) The indemnification required by this Section 9(k) shall be made by periodic payments of the amount thereof during the course of the investigation or defense, as and when bills are received or Indemnified Liabilities are incurred.

               (iv) The indemnity agreements contained herein shall be in addition to (x) any cause of action or similar right of the Indemnitee against the indemnifying party or others, and (y) any liabilities the indemnifying party may be subject to pursuant to the law.
          (l) No Strict Construction. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party.
          (m) Remedies. Each Buyer and each holder of the Securities for whom this Agreement shall become binding pursuant to Section 9(g) hereof, shall have all rights and remedies set forth in the Transaction Documents and all rights and remedies which such holders have been granted at any time under any other agreement or contract and all of the rights which such holders have under any law. Any Person having any rights under any provision of this Agreement shall be entitled to seek to enforce such rights specifically (without posting a bond or other security), to recover damages by reason of any breach of any provision of this Agreement and to exercise all other rights granted by law. Furthermore, the Company recognizes that in the event that it fails to perform, observe, or discharge any or all of its obligations under the Transaction Documents, any remedy at law may prove to be inadequate relief to the Buyers. The Company therefore agrees that the Buyers shall be entitled to seek temporary and permanent injunctive relief in any such case without the necessity of proving actual damages and without posting a bond or other security.
          (n) Rescission and Withdrawal Right. Notwithstanding anything to the contrary contained in (and without limiting any similar provisions of) the Transaction Documents, whenever any Buyer exercises a right, election, demand or option under a Transaction Document and the Company or ENZO, as applicable, does not timely perform its related obligations within the periods therein provided, then such Buyer may rescind or withdraw, in its sole discretion from time to time upon written notice to the Company, any relevant notice, demand or election in whole or in part without prejudice to its future actions and rights.
          (o) Payment Set Aside. To the extent that the Company makes a payment or payments to the Buyers hereunder or pursuant to any of the other Transaction Documents or the Buyers enforce or exercise their rights hereunder or thereunder, and such payment or payments or the proceeds of such enforcement or exercise or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside, recovered from, disgorged by or are required to be refunded, repaid or otherwise restored to the Company, a trustee, receiver or any other Person under any law (including, without limitation, any bankruptcy law, state or federal law, common law or equitable cause of action), then to the extent of any such restoration the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such enforcement or setoff had not occurred.
          (p) Independent Nature of Buyers’ Obligations and Rights. The obligations of each Buyer under any Transaction Document are several and not joint with the obligations of any other Buyer, and no Buyer shall be responsible in any way for the performance of the obligations of any other Buyer under any Transaction Document. Nothing contained herein or in any other Transaction Document, and no action taken by any Buyer pursuant hereto or thereto, shall be deemed to constitute the Buyers as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Buyers are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by the Transaction Documents. Each Buyer confirms that it has independently participated in the negotiation of the transaction contemplated hereby with the advice of its own counsel and advisors. Each Buyer shall be entitled to independently protect and enforce its rights, including, without limitation, the rights arising out of this Agreement or out of any other Transaction Documents, and it shall not be necessary for any other Buyer to be joined as an additional party in any proceeding for such purpose.
[Signature Page Follows]

     IN WITNESS WHEREOF, each Buyer, the Company and ENZO have caused their respective signature page to the Securities Purchase Agreement to be duly executed as of the date first written above.

COMPANY: LJ INTERNATIONAL INC.
By:
	Name:	Yu Chuan YIH
	Title:	Chairman

ENZO: ENZO JEWELRY INC.
By:
	Name:	Hon Tak Ringo NG
	Title:	Director

Signature Page to Securities
Purchase Agreement

     IN WITNESS WHEREOF, each Buyer, the Company and ENZO have caused their respective signature page to the Securities Purchase Agreement to be duly executed as of the date first written above.

BUYERS: OASIS INVESTMENTS LIMITED
By:
Name:
Title:

J.P. MORGAN SECURITIES LTD.
By:
Name:
Title:

WORLDWIDE GATEWAY CO., LTD.
By:
Name:
Title:

Signature Page to Securities
Purchase Agreement

SCHEDULE OF BUYERS

(1)	(2)	(3)	(4)	(5)
		Number of	Number of	Legal Representative’s
Buyer	Address and Facsimile Number	Purchased Shares	Warrant Shares	Address and Facsimile Number

Oasis Investments Limited	Suite 2136, 21st Floor The Center 99 Queen’s Road Central Central, Hong Kong Facsimile: +852 2868 3155 Telephone: +852 2868 3722 Residence: Cayman Islands	2,150,000	Share Quantity (as defined in the Warrant)	Schulte Roth & Zabel LLP 919 Third Avenue New York, New York 10022 Attention: Eleazer Klein, Esq. Facsimile: (212) 593-5955 Telephone: (212) 756-2376

J.P. Morgan Securities Ltd.	125 London Wall London, U.K. EC2Y 5AJ Attention: Faris I Ayoub Facsimile: +852- 21678891 Telephone: +852- 28008977 Residence: United Kingdom	1,419,000	Share Quantity (as defined in the Warrant)	Schulte Roth & Zabel LLP 919 Third Avenue New York, New York 10022 Attention: Eleazer Klein, Esq. Facsimile: (212) 593-5955 Telephone: (212) 756-2376

Worldwide Gateway Co., Ltd.	Suite 4703, Central Plaza 18 Harbour Road, Wanchai Hong Kong Attention: Lai Kui Shing, Andy Facsimile: +852-28277733 Telephone: +852-28276288 Residence: British Virgin Islands	431,000	Share Quantity (as defined in the Warrant)	Schulte Roth & Zabel LLP 919 Third Avenue New York, New York 10022 Attention: Eleazer Klein, Esq. Facsimile: (212) 593-5955 Telephone: (212) 756-2376

EXHIBITS

Exhibit A	Form of Warrants
Exhibit B	Form of Secretary’s Certificate
Exhibit C	Form of Officer’s Certificate

EXHIBIT A

EXHIBIT B

EXHIBIT C